

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/107 /2006

Finance Department
Tel. 0-2537-4512/0-2537-4611


06011758

March 16, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

RECEIVED
2006 MAR 21 A 11:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

Subject: Credit Rating Upgrade

Reference is made to PTT Exploration and Production Public Company Limited (PTTEP)'s AA+ company rating and issue rating given by Thai Rating and Information Services Company Limited (TRIS) in March 2003.

PTTEP wishes to report that TRIS has upgraded the company rating and issue rating of PTTEP to AAA, the highest rating with smallest degree of credit risk, on March 16, 2006. The upgrade reflects the company's strengthened financial profile, the continued strong petroleum prices, the company's ability to finance growth without weakening its financial strengths, and the Thai government's support to the company in petroleum exploration and production business.

Yours sincerely,

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

Maroot Mrigadat

President



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/103/2006

Finance Department
Tel. 0-2537-4512/0-2537-4611

March 15, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Success of TGT-2X Appraisal Well Result, Vietnam 16-1 Project
Reference: Letter PTTEP No. 1.910/ 096 / 2006, dated March 9, 2006

Reference is made to PTTEP Hoang Long Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a 28.5% participation interest in the Vietnam 16-1 project, and the other partners, consisting of SOCO Vietnam Limited, Petrovietnam Exploration and Production Company and OPECO Vietnam Limited with 28.5%, 41%, and 2% interests respectively. As was reported previously, the first drill stem test of TGT-2X appraisal well tested flow rate of 3,300 STB/D and 0.88 MMSCF/D.

PTTEP wishes to report that the testing of TGT-2X appraisal well of Block 16-1, offshore Vietnam, has been completed with a total combined flow rate of approximately 17,500 BOE/D, comprising 15,830 STB/D of oil and 10.03 MMSCF/D of gas.

Two additional main pay zones were perforated and tested, one between 2,763.5 and 2,817 metres and the other between 2,666.5 and 2,726.5 metres. A total of 89 metres of pay was confirmed in this reservoir horizon. The combined stabilised flow rate from the two zones was approximately 14,055 BOE/D comprising 12,530 STB/D of 38 degree API gravity crude, 9.15 MMSCF/D of gas and 1,770 BBL/D of water. Success at the TGT- 2X well confirms the presence of a highly prospective section of clastic reservoirs in Block 16-1.

The discovery represents a successful result, leading to the plan of commercial production by the end of 2007.

-2- / Yours...



Yours sincerely,

Maroot Mrigadat
President